                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   ---------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 3)/1//
                                                -

                          Sirius Satellite Radio Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  82966U-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Apollo Management IV, L.P.
                            1999 Avenue of the Stars
                                   Suite 1900
                         Los Angeles, California  90067
                                 (310) 201-4100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 5, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     /1// The remainder of this cover page shall be filled out for a reporting
      -
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 8 Pages

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.82966U-10-3                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apollo Investment Fund IV, L.P.
        13-3985622
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             7,270,583
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             7,666,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                7,270,583

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        7,666,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.82966U-10-3                                     PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apollo Overseas Partners IV, L.P.
        98-0191324
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             396,084
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             7,666,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                396,084

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        7,666,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.82966U-10-3                                     PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apollo Advisors IV, L.P.
        13-3983717
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             7,666,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        7,666,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 amends the Schedule 13D originally filed on November 24, 1998, as amended by Amendment No. 1 filed on January 4, 1999 and as amended by Amendment No. 2 filed on October 28, 1999 (the "Schedule 13D"), by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), and relates to the common stock, par value $.001 per share (the "Common Stock"), of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"), or securities convertible thereto. Capitalized terms used without definition in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.
------   -------------------

     Item 1 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

     This Statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     The aggregate purchase price of the 1,000,000 shares of Common Stock purchased by AIFIV and Overseas IV in open-market transactions was $7,585,000. The 1,000,000 shares of Common Stock were purchased by AIFIV and Overseas IV in the ordinary course and in open-market transactions with cash on hand, respectively.

Item 4.   Purpose of Transaction.
-------   ----------------------

     Item 4 of the Schedule 13D is hereby amended by adding before the last paragraph thereof the following:

     The Reporting Persons purchased 1,000,000 shares of Common Stock in a series of open-market purchases from March 30, 2001 through April 5, 2001 based on the Reporting Persons' belief that the Common Stock at current market prices represent an additional investment opportunity.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

     Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

     (a) The Reporting Persons collectively have purchased 1,350,000 shares of Series A Preferred Stock having an aggregate liquidation preference of $135,000,000, for an aggregate purchase price of $135,000,000, 65,000 shares of Series B Preferred Stock having an aggregate liquidation preference of $65,000,000, for an aggregate purchase price of $65,000,000 and

                               Page 5 of 8 Pages

1,000,000 shares of Common Stock, for an aggregate purchase price of $7,585,000. Assuming the conversion of all of the Series A Preferred Stock and Series B Preferred Stock as of the date hereof, the Reporting Persons collectively would beneficially own in the aggregate 7,666,667 shares of Common Stock of the Company, representing approximately 14.3% of the outstanding Common Stock of the Company, based upon the number of shares of Common Stock of the Company indicated as being outstanding in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. The number of shares of Common Stock into which shares of Series A Preferred Stock and Series B Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. See also the information contained on the cover pages to this
Schedule 13D, which is incorporated herein by reference.

     The securities of the Company held by the Reporting Persons may be subject from time to time to various collateral and other similar security arrangements made with third party financial institutions in the ordinary course of business.

     (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

     For purposes of Section 13 of the Act, Advisors IV may be deemed to control AIFIV and Overseas IV, respectively. Advisors IV may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all of the Common Stock of the Issuer to be held of record by AIFIV and Overseas IV.

     (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last 60 days by the Reporting Persons. The transactions in the Issuer's Common Stock listed on Schedule A hereto were purchased in the ordinary course and in open-market transactions.

     (d)  Not applicable.

     (e)  Not applicable.

                               Page 6 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement if filed on behalf of each of them.

Dated:  April 9, 2001

                        APOLLO INVESTMENT FUND IV, L.P.

                        By:  Apollo Advisors IV, L.P., its General Partner
                             By:  Apollo Capital Management IV, Inc.,
                                   its General Partner


                             By:  /s/ Michael D. Weiner
                                  ---------------------------------
                                  Name:  Michael D. Weiner
                                  Title:  Vice President, Apollo Capital
                                           Management IV, Inc.

                        APOLLO OVERSEAS PARTNERS IV, L.P.

                        By:  Apollo Advisors IV, L.P., its Managing
                              General Partner
                              By:  Apollo Capital Management IV, Inc., its
                                    General Partner


                              By:  /s/ Michael D. Weiner
                                   --------------------------------
                                   Name:  Michael D. Weiner
                                   Title:  Vice President, Apollo Capital
                                            Management IV, Inc.

                        APOLLO ADVISORS IV, L.P.

                        By:  Apollo Capital Management IV, Inc., its
                              General Partner

                             By:  /s/ Michael D. Weiner
                                  ---------------------------------
                                  Name:  Michael D. Weiner
                                  Title:  Vice President, Apollo Capital
                                           Management IV, Inc.

                                   SCHEDULE A

            Transactions in the Common Stock Within the Past 60 Days

                        Apollo Investment Fund IV, L.P.


Shares of Common Stock Purchased      Price Per Share ($)      Date of Purchase
--------------------------------      -------------------      ----------------
             47,365                         $11.9375                 3/30/01
-------------------------------------------------------------------------------
              9,473                         $12.9375                 4/2/01
-------------------------------------------------------------------------------
            336,292                         $ 6.7130                 4/4/01
-------------------------------------------------------------------------------
            554,170                         $ 7.6506                 4/5/01



                       Apollo Overseas Partners IV, L.P.


Shares of Common Stock Purchased      Price Per Share ($)      Date of Purchase
--------------------------------      -------------------      ----------------
             2,635                          $11.9375                3/30/01
-------------------------------------------------------------------------------
               527                          $12.9375                 4/2/01
-------------------------------------------------------------------------------
            18,708                          $ 6.7130                 4/4/01
-------------------------------------------------------------------------------
            30,830                          $ 7.6506                 4/5/01
-------------------------------------------------------------------------------



                            Apollo Advisors IV, L.P.


Shares of Common Stock Purchased      Price Per Share ($)      Date of Purchase
--------------------------------      -------------------      ----------------
            N/A                               N/A                     N/A
-------------------------------------------------------------------------------


                               Page 8 of 8 Pages